UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16013777

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 02 2016
Washington DC
404

SEC FILE NUMBER
8 - 44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.B.C. SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON	NJ	07015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTHA PIERCE — 973-928-5400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARTHA PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.B.C. SECURITIES, LLC, as of 31-Dec 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Martha B. Pierce
Signature

Managing Member
Title



Notary Public

ANTHONY D. BARONE
A NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOVEMBER 12, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [x] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, MARTHA PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.B.C. SECURITIES, LLC, as of 31-Dec 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Martha B. Pierce
Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [x] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V.B.C. SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

V.B.C. Securities, LLC
Table of Contents
December 31, 2015

PAGE

Report of Independent Registered Public Accounting Firm.......................... 1

Statement of Financial Condition 2

Notes to Financial Statements... 3-6



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
V.B.C. Securities, LLC

We have audited the accompanying statement of financial condition of V.B.C. Securities, LLC (a limited liability company) as of December 31, 2015, and the related notes to the financial statements. V.B.C. Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of V.B.C. Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 5, 2016

V.B.C. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	30,840
Commissions and sales fees receivable		33,945
Good faith deposit and other clearing accounts		50,000
Prepaid expenses and other		5,232
Furniture and equipment, net of accumulated depreciation of $5,000		20,000
Goodwill		770,000
Total assets	$	910,017

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	6,346
Total liabilities	$	6,346
Members' equity	$	903,671
Total liabilities and members' equity	$	910,017

The accompanying notes are an integral part of this financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

V.B.C. Securities, LLC ("the Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and fees from the sale of investment products. Commission revenues are recorded on a trade date basis. Sales fees are recorded when earned. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 5, 2016, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Good Faith Deposit

At December 31, 2015 the Company maintained a Good Faith Deposit of $50,000 with its clearing broker. The entire deposit is invested in a money market fund which maintains a constant $1 per share value.

Goodwill

As part of the acquisition of the assets of the Company, goodwill was recorded based on the excess of the purchase price over the fair market value of the assets purchased. Goodwill is reviewed by the Company for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2015, the Company determined that no impairment has occurred

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives. Depreciation expense for the year amounted to $5,518.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $101,521 which was $51,521 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 6 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The company rents office space pursuant to a lease term expiring May 21, 2018. The lease provides for monthly rent at the rate of $2,475. The Company has the right of first refusal on lease renewal under terms to be negotiated three months prior to the expiration of the lease.

NOTE 8 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to income taxes.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a Simple IRA retirement plan upon completion of service requirements. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. During 2014, the Company's matching contributions amounted to $1,728.

NOTE 8 - FAIR VALUE MEASUREMENTS

Auditing Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

NOTE 8 - FAIR VALUE MEASUREMENTS *(continued)*

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities, if any, to be valued using Level 1 inputs.



Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Members of
V.B.C. Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) V.B.C. Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which V.B.C. Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 [(2) (ii)] (the "exemption provisions") and (2) V.B.C Securities, LLC stated that V.B.C Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. V.B.C. Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.B.C. Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 5, 2016

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ANNUAL EXEMPTION REPORT
STATEMENT OF EXEMPTION FROM SEA § 240.15c3-3

VBC Securities, LLC is a registered broker-dealer subject to SEA Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5 (d) (1) and (4).

The undersigned is the chief executive officer (or equivalent officer) of VBC Securities, LLC. As required by SEC Rule 240.15c3-3, the undersigned makes the following statement based on the broker dealer's best knowledge and belief:

A. VBC Securities, LLC is exempt from SEC Rule 240. 15c3-3 based on meeting the following exemption provisions, (the identified exemption provision is claimed based on meeting the requirements of (k) (2) (ii)).

(k) Exemptions:

(2) The provisions of this section shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEA § 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

B. VBC Securities, LLC has met the identified exemption provisions of SEA § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The undersigned Managing Member has consulted with the other employees, outside consultants, lawyers and accountants, to the extent deemed appropriate, in order to attest to the statements made in this report.





Martha Pierce - Managing Member

Dated

VBC Securities, LLC

Statement of Financial Condition

December 31, 2015